Exhibit 99.1

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2020

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2020

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	June 30	December 31
	2020	2019
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	9,767	15,185
Accounts receivable	-	278
Other current assets	677	173
TOTAL CURRENT ASSETS	10,444	15,636
NON-CURRENT ASSETS:
Property and equipment	199	202
Right of use assets	214	260
Intangible assets	605	605
TOTAL NON-CURRENT ASSETS	1,018	1,067
TOTAL ASSETS	11,462	16,703
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable:
Trade	49	334
Other	1,336	1,370
Current maturities of lease liabilities	169	177
Warrants to purchase ordinary shares	2,350	2,444
Contract liabilities	173	267
TOTAL CURRENT LIABILITIES	4,077	4,592
NON-CURRENT LIABILITIES:
Lease liabilities	81	122
Severance pay obligations, net	75	70
TOTAL NON-CURRENT LIABILITIES	156	192
TOTAL LIABILITIES	4,233	4,784
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.0000769 par value:
Authorized - as of June 30, 2020 and December 30, 2019, 140,010,000 shares; issued and outstanding: as of June 30, 2020, and December 31, 2019 18,234,191 and 17,864,684
shares, respectively	*	*
Accumulated other comprehensive income	41	41
Other reserves	10,468	11,398
Additional paid in capital	65,740	63,392
Accumulated deficit	(69,020)	(62,912)
TOTAL SHAREHOLDERS' EQUITY	7,229	11,919
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,462	16,703

* Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Six months ended		Three months ended
	June 30		June 30
	2020	2019	2020	2019
	U.S. dollars in thousands
REVENUE	94	74	52	74
COST OF REVENUE	73	62	31	62
RESEARCH AND DEVELOPMENT EXPENSES, NET	3,616	3,448	2,011	1,413
GENERAL AND ADMINISTRATIVE EXPENSES	2,827	1,684	1,537	628
OPERATING LOSS	6,422	5,120	3,527	2,029
FINANCIAL INCOME:
Income from change in fair value of financial liabilities at fair value	(318)	(794)	(366)	(682)
Other financial expenses, net	4	35	29	19
FINANCIAL INCOME, NET	(314)	(759)	(337)	(663)
NET COMPREHENSIVE LOSS FOR THE PERIOD	6,108	4,361	3,190	1,366

	U.S. dollars		U.S. dollars
LOSS PER ORDINARY SHARE:
Basic	0.34	0.38	0.17	0.12
Diluted	0.34	0.38	0.17	0.12
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	18,142,016	11,601,289	18,234,191	11,742,797
Diluted	18,142,016	11,601,289	18,234,191	11,742,797

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT JANUARY 1, 2019	11,459,780	*	41	13,019	49,173	(52,117)	10,116
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2019:
Net loss for the period	-	-	-	-	-	(4,361)	(4,361)
Exercise of options to ordinary shares	439,379	*	-	(143)	169	-	26
Share-based compensation	-	-	-	687	-	-	687
BALANCE AT JUNE 30, 2019	11,899,159	*	41	13,563	49,342	(56,478)	6,468
BALANCE AT JANUARY 1, 2020	17,864,684	*	41	11,398	63,392	(62,912)	11,919
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2020:
Net loss for the period	-	-	-	-	-	(6,108)	(6,108)
Exercise of options to ordinary shares	31,954	*	-	(35)	103	-	68
Issuance of shares and warrant due to a private placement, net of issuance costs	337,553	*	-	-	573	-	573
Expiration of options and warrants	-	-	-	(1,672)	1,672	-	-
Share-based compensation	-	-	-	777	-	-	777
BALANCE AT JUNE 30, 2020	18,234,191	*	41	10,468	65,740	(69,020)	7,229

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares-Amount	Accumulated other comprehensive income	Other reserve	Additional paid in capital	Accumulated deficit	Total
		U.S dollars in thousands
BALANCE AT APRIL 1, 2019	11,459,780	*	41	13,560	49,173	(55,112)	7,662
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2019:
Net loss for the period	-	-	-	-	-	(1,366)	(1,366)
Exercise of options to ordinary Shares	439,379	*	-	(143)	169	-	26
Share-based compensation	-	-	-	146	-	-	146
BALANCE AT JUNE 30, 2019	11,899,159	*	41	13,563	49,342	(56,478)	6,468
BALANCE AT APRIL 1, 2020	18,234,191	*	41	11,598	64,206	(65,830)	10,015
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2020:
Net loss for the period	-	-	-	-	-	(3,190)	(3,190)
Expiration of warrants	-	-	-	(1,534)	1,534	-	-
Share-based compensation	-	-	-	404	-	-	404
BALANCE AT JUNE 30, 2020	18,234,191	*	41	10,468	65,740	(69,020)	7,229

                * Represents an amount less than one thousand US dollars.

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30
	2020	2019
	(Unaudited)
	U.S dollars in thousands
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(6,108)	(4,361)
Adjustments required to reflect net cash
used in operating activities (see appendix A)	(74)	304
Net cash used in operating activities	(6,182)	(4,057)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Short-term bank deposits	-	4,000
Purchase of property and equipment	(29)	(37)
Net cash provided by (used in) investing activities	(29)	3,963

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	797	-
Proceeds from exercise of options	68	26
Principle element of lease payments	(72)	(52)
Net cash provided by (used in) financing activities	793	(26)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,418)	(120)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	15,185	7,506
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9,767	7,386

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30
	2020	2019
	(Unaudited)
	U.S dollars in thousands
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	101	122
Change in fair value of financial liabilities at fair value through profit or loss	(318)	(794)
Financial expenses	19	58
Net changes in severance pay obligation	5	3
Share-based compensation	777	687
	584	76
Changes in working capital:
Decrease in accounts receivables	278	725
Increase in other current assets	(504)	(266)
Increase (decrease) in accounts payable and accruals:
Trade	(285)	21
Other	(34)	(151)
Decrease in contract liabilities	(94)	(74)
	(639)	255
Cash used for operating activities -
Interest paid	(19)	(27)
	(74)	304

APPENDIX B:
Supplementary information on investing and financing activities not involving cash flows:
Right of use assets obtained in exchange for new operating lease liabilities	23

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION:

a.	General:

1)
Entera Bio Ltd. (collectively with its subsidiary, the "Company") was incorporated on September 30, 2009 and commenced operation on June 1, 2010. On January 8, 2018 the Company incorporated Entera Bio Inc., a fully owned subsidiary incorporated in Delaware USA. The Company is a leader in the development and commercialization of orally delivered macromolecule therapeutics for use in areas with significant unmet medical need where adoption of injectable therapies is limited due to cost, convenience and compliance challenges for patients. The Company’s most advanced product candidates, EB613 for the treatment of osteoporosis and EB612 for the treatment of hypoparathyroidism, are based on its proprietary technology platform and are both in Phase 2 clinical development. The Company also licenses its technology to biopharmaceutical companies for use with their proprietary compounds and, to date, has completed one such collaboration with Amgen Inc.

2)
The Company's securities have been listed for trading on the Nasdaq Capital Market since the Company’s initial public offering in July 2018, where a total of 1,400,000 new ordinary shares were issued in consideration of net proceeds of $9.6 million, after deducting offering expenses.

3)
On December 10, 2018, the Company entered into a research collaboration and license agreement (the “Amgen Agreement”) with Amgen Inc. (“Amgen”) in inflammatory disease and other serious illnesses. Pursuant to the Amgen Agreement, the Company and Amgen use the Company’s proprietary drug delivery platform to develop oral formulations for one preclinical large molecule program that Amgen has selected. Amgen also has options to select up to two additional programs to include in the collaboration. Amgen is responsible for the clinical development, regulatory approval, manufacturing and worldwide commercialization of the programs.

The Company granted Amgen an exclusive, worldwide, sublicensable license under certain of its intellectual property relating to its drug delivery technology to develop, manufacture and commercialize the applicable products. The Company will retain all intellectual property rights to its drug delivery technology, and Amgen will retain all rights to its large molecules and any subsequent improvements, and ownership of certain intellectual property developed through the performance of the collaboration is to be determined by U.S. patent law.

b.
Since the Company is engaged in research and development activities, it has not derived significant income from its activities and has incurred accumulated losses in the amount of $69 million through June 30, 2020 and negative cash flows from operating activities. The Company's management is of the opinion that its available funds as of June 30, 2020 will allow the Company to operate under its current plans into the second quarter of 2021. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

Management is in the process of evaluating various financing alternatives in the public or private equity markets, government grants or through license of the company's technology to additional external parties through partnerships or research collaborations. The Company will need to finance future research and development activities, general and administrative expenses and working capital through financing or external collaborations. However, there is no certainty about the Company's ability to obtain such funding.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - GENERAL INFORMATION (Continued):

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. If the Company does not raise the requisite funds, it will need to curtail or cease operations. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

c.	Approval of financial statements

These financial statements were approved by the Company's Board of Directors on August 18, 2020.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2020 and for the six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, comprehensive loss, changes in shareholders' equity and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019 and for the year then ended.

ENTERA BIO LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Loss per ordinary share

Basic and diluted loss per share are computed by dividing the loss for the period by the weighted average number of ordinary shares outstanding for each period.

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for the six months ended June 30, 2020 and 2019 since their effect was anti-dilutive. The total number of ordinary shares which were excluded from the calculation of diluted loss per share was 7,613,633 and 5,529,645 for the six months ended June 30, 2020 and 2019 respectively.

All outstanding options and warrants have been excluded from the calculation of the diluted loss per share for the three months ended June 30, 2020 and 2019 since their effect was anti-dilutive. The total number of ordinary shares which were excluded from the calculation of diluted loss per share was 7,864,992 and 5,450,825 for the three months ended June 30, 2020 and 2019 respectively.

NOTE 4 - FINANCIAL RISK FACTORS

The Company's activities expose it to a variety of financial risks.

The condensed interim financial statements do not include all financial risk information and disclosures required in the annual financial statements; they should be read in conjunction with the Company's annual financial statements as of December 31, 2019.

There have been no changes in the risk management policies since the year end.

NOTE 5 - FAIR VALUE MEASUREMENT

The Company measures fair value and discloses fair value measurements for financial assets. Fair value is based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:          Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:          Observable prices that are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:          Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

As of June 30, 2020, and December 31, 2019, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximates their carrying value.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 - FAIR VALUE MEASUREMENT (Continued):

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	U.S. dollars in thousands
As of June 30, 2020:
Trade and other payable	-	1,385	1,385
Warrants to purchase ordinary shares (level 1) (1)	560	-	560
Warrants to purchase ordinary shares (level 3) (2)	1,790	-	1,790
	2,350	1,385	3,735
As of December 31, 2019:
Trade and other payable	-	1,704	1,704
Warrants to purchase ordinary shares (level 1) (1)	266	-	266
Warrants to purchase ordinary shares (level 3) (2)	2,178	-	2,178
	2,444	1,704	4,148

(1)	Tradable warrants presented above are valuated based on the market price (a level 1 valuation) as of June 30, 2020.

(2)
Warrants to purchase ordinary shares issued in December 2019 and February 2020 presented are valuated based on the Monte-Carlo pricing model (a level 3 valuation). As of June 30, 2020 the fair value of one warrant is $0.59-$0.62. The main assumptions used are as follows:

June 30
2020
Price per share	$1.84
Volatility	67%
Expected term (years)	2.5-2.7
Risk free interest rate	0.16%-0.18%
Expected dividend	0%

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 - SHARE CAPITAL

1.	Equity:

a.	In January 2020, a consultant exercised 31,954 options into 31,954 ordinary shares for a total consideration of $68,000.

b.
On December 11, 2019 and December 18, 2019, the Company entered into subscription agreements with a select group of accredited investors, including certain board members or its affiliates for the private placement of 5,710,153 ordinary shares for aggregate subscription proceeds to the Company of $13.5 million at $2.37 price per share (the “Private Placement”). In addition, the Company granted 2,855,095 warrants, exercisable over a three-years period from the date of issuance, to purchase 2,855,095 ordinary shares at a per share exercise price of $2.96.

On December 13, 2019, D.N.A Biomedical Solutions Ltd. (“DNA”), an existing shareholder of the Company, subscribed to the Private Placement (the “DNA Private Placement”) to purchase 337,553 ordinary shares for aggregate consideration of $800,000. In connection with the transaction, the Company granted DNA warrants, exercisable over a three-year period from the date of issuance, to purchase 168,776 ordinary shares at a per share exercise price of $2.96. This investment was approved by the shareholders of the Company on February 18, 2020.

The 168,776 warrants issued in connection with the DNA Private Placement together with the 2,855,095 warrants issued in connection with the Private Placement are the “Investors Warrants”

Prior to the exercise of the Investors Warrants  the number of ordinary shares issuable upon their exercise and the exercise price are subject to customary adjustments, including in the events of reorganizations or reclassifications of the Company’s capital stock, upon payment of dividends or distributions to the Company’s shareholders, and upon any subsequent issuance of the Company’s share capital at or below a price of $2.37. In addition, the Investors Warrants have a cashless exercise mechanism. Therefore, for accounting purposes, the Investors Warrants were classified as a financial liability.

c.
On June 13, 2020, 687,960 warrants to purchase 687,960 ordinary shares for a purchase price of $6.99 per share in accordance with the Series B preferred share purchase agreement signed in 2016 and its following amendments have expired. Following the expiration, the Company classified $1,5 million from Other Reserves to Additional paid in Capital.

2.	Options Grants

The Company’s Board of Directors approved the following options grants:

a.
On March 16, 2020, options to purchase 201,600 ordinary shares to certain employees and 7,500 options granted to a service provider, with an exercise price of $2.14 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date. The fair value of the options as of the date of the grant was $274,000.

ENTERA BIO LTD.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 - SHARE CAPITAL (Continued)

b.
On March 16, 2020, options to purchase 250,000 ordinary shares to certain executive officers of the Company, with an exercise price of $2.14. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date.  The grant was subject to the approval by the shareholders of the Company, which approved the grant in June 2020. The fair value of the options as of the date of the grant was $316,000

c.
On April 20, 2020, options to purchase 31,502 ordinary shares to the CEO with an exercise price of $1.98 per share. The options vest over 4 years from the date of grant; 25% vest on the first anniversary of the date of grant and the remaining 75% vest in twelve equal quarterly installments following the first anniversary of the applicable grant date.  The grant was subject to the approval by the shareholders of the Company, which approved the grant in June 2020. The fair value of the options as of the date of the grant was $37,000

d.
On April 20 2020, the Company entered into a separate investor relations services, agreement.  Under the terms of the agreement, the Company agreed to pay a monthly fees of $5,000 and to issue the consultant 28,000 Restricted Share Units (“RSU”), of which the first 7,000 shares vested on the signing date and the remaining 21,000 shares will vest in three equal installments until January 8, 2021.  As of June 30, 2020, 7,000 shares were fully vested. The fair value of the RSU was $53,200 using the fair value of the shares at the grant date.  $13,300 was recognized during the six months ended June 30, 2020.

NOTE 7 - SUBSEQUENT EVENTS

a.	In July 2020, 340,210 warrants to purchase 340,210 ordinary shares for a purchase price of $3.69 per share in accordance with the Series A preferred share purchase agreement expired.

b.
On July 4, 2020, the Company established a primary registration statement under form F-3 and at-the-market equity program (the "ATM Program") that allowed the Company to issue up to $13.9 million of ordinary shares, at the Company's discretion. Distributions of the ordinary shares through the ATM Program were made pursuant to the terms of an equity distribution agreement dated July 13, 2020 among the Company, Canaccord Genuity LLC (the "Agent").

In July 2020, the Company issued 106,806 ordinary shares for gross proceeds of $218 thousand at a weighted average price of $2.04 per ordinary share. This transaction triggered adjustment to the exercise price of the warrant issued as part of the Private Placement held in December and February 2020. See also Note 6(1)b.